Exhibit 4y
Variable Annuity Payment Option Rider

This rider is made a part of the Contract to which it is attached.  Except as stated in this rider, it is subject to the provisions contained in the Contract.  Coverage under this rider begins on the Rider Date as shown on the Contract Benefit Data pages.  On the Contract Date, the Rider Date will not be scheduled to be within 12 months of the Contract Date.  This optional rider makes a variable annuity payment option available that provides variable Periodic Income Payments.  If the Owner elects to receive variable Periodic Income Payments under this rider, then either (a) the Mortality and Expense Risk and Administrative Charge will increase as shown on the Contract Benefit Data pages subject to the maximum charge described herein, or (b) a VAPOR Rider Charge for this rider will be shown on the Contract Benefit Data pages subject to the maximum charge described herein.  During the Access Period, the Owner may make Withdrawals or surrender the Contract for its Surrender Value subject to the terms and conditions of this rider.  Any Death Benefit option in effect prior to the Periodic Income Commencement Date will be terminated.

Maximum Mortality and Expense Risk and Administrative Charge, including any VAPOR Rider Charge:  [2.35%]

While this rider is in effect, the maximum Mortality and Expense Risk and Administrative Charge and VAPOR Rider Charge, if applicable, deducted from the Variable Account for the Contract and this rider is as shown above. Other riders that become part of the Contract are not included within this maximum Charge.

Definitions
Initial Access Period
The initial length of time selected by the Owner as shown on the Contract Benefit Data pages.  The Initial Access Period begins on the Periodic Income Commencement Date shown on the Contract Benefit Data pages.  If this rider is elected by a beneficiary to settle a death claim, Access Periods that extend beyond the beneficiary’s life expectancy as determined by Section 72(s) of the Internal Revenue Code, as amended, will not be allowed.

Account Value
On the Rider Date, the Contract Value under the Contract will be referred to as the Account Value.  On each subsequent Valuation Date during the Access Period, the Account Value will equal the sum of the values of the Variable Subaccounts attributable to the Contract plus the sum of the values of the Fixed Account(s) attributable to the Contract.  State and local government premium tax, if applicable, will be deducted from the Account Value when incurred by Us, or at another time of Our choosing.  Periodic Income Payments made during the Access Period are deducted from the Account Value.  At the end of the Access Period, there will no longer be an Account Value.

Annual Effective Rate of Interest
The daily equivalent of the weighted average of all rates of interest credited to values allocated to the Fixed Account during the Lifetime Income Period.

Annuitant
The person upon whose life the Periodic Income Payments will be contingent.  The Contract may only have one Annuitant on and after the Rider Date.  The Annuitant may not be changed on and after the Rider Date.

Annuity Factor
The Annuity Factor is based upon the age and sex of the Annuitant; the age and sex of the Secondary Life, if applicable; the Periodic Income Payment Mode; the length of time remaining in the Access Period; the Assumed Investment Return and when applicable, the A2000 Individual Annuity Mortality Table, modified as stated in the table on page 8.

Assumed Investment Return
The assumed return used in calculating the Periodic Income Payments.  This assumed return is selected by the Owner on the Rider Date and is shown on the Contract Benefit Data pages.

Guaranteed Income Benefit (GIB)
The minimum amount payable for each Periodic Income Payment made under a Variable Annuity Payment Option Rider.  The GIB is provided by another rider that We may offer at an additional charge.  If a GIB has been elected, a rider describing the determination of the minimum amount payable for each Periodic Income Payment is attached to the Contract.

In Writing (Written Request, Written Notice)
With respect to any notice or request to Us, this term means a written form satisfactory to Us signed by the Owner and received at our Home Office. With respect to any notice from Us to the Owner or any other person, this term means a written notice by ordinary mail to such person at the most recent address in our records.

Lifetime Income Period
The period that begins after the Access Period, provided the Annuitant or the Secondary Life, if any, is still living and the Contract has not been surrendered.  This period will then continue for as long as the Annuitant is living.  For a joint life payout, this period will continue for as long as the Annuitant or Secondary Life is living.

Periodic Income Payment
The variable periodic income payment amounts paid under this rider to an Owner, or an Owner’s designee.  At the time this rider is elected, an Owner must select one of the following Periodic Income Payment Modes: monthly, quarterly, semi-annually or annually.  The Initial Periodic Income Payment Mode selected is shown on the Contract Benefit Data pages.  Unless the GIB is in effect, the Owner may change the Periodic Income Payment Mode once per Contract Year by sending written notice to Us.  A change to the Periodic Income Payment Mode will be effective on the next Periodic Income Commencement Date anniversary.

Periodic Income Commencement Date
The Valuation Date on which the Initial Periodic Income Payment under this rider is calculated.  The due date of the Initial Periodic Income Payment will be no more than [14] calendar days after the Periodic Income Commencement Date.  The Periodic Income Commencement Date is shown on the Contract Benefit Data pages.

Secondary Life
The Secondary Life, if any, is the person in addition to the Annuitant designated by the Owner upon whose life the Periodic Income Payments will also be contingent during the Lifetime Income Period.  The designation of a Secondary Life results in a joint life payout.  The Secondary Life must be designated prior to the Rider Date and may not be changed after the Rider Date.

Surrender Value
During the Access Period, the Surrender Value is the Account Value less any applicable Contingent Deferred Sales Charge (may also be referenced as Surrender Charge) and, if applicable, any Interest Adjustment (may also be referenced as Market Value Adjustment).  The Contract and this rider will terminate upon payment of the full Surrender Value.

We, Us, and Our
Lincoln Life & Annuity Company of New York (the “Company”).

Withdrawals
Additional amounts other than Periodic Income Payments from the Account Value requested In Writing by the Owner.

The Access Period

If the Periodic Income Payment Mode is not annual, an Owner may elect to adjust the Periodic Income Payments on a Periodic Income Payment Mode basis or on an annual basis (‘LevelPay’).  If this election is not made prior to the Rider Date, Periodic Income Payments will be adjusted on a LevelPay basis.

Determination of the Initial Periodic Income Payment
The Initial Periodic Income Payment is determined by dividing the Account Value as of the Periodic Income Commencement Date by 1000 and multiplying this result by an Annuity Factor and is shown on the Contract Benefit Data pages.

Determination of Subsequent Periodic Income Payments
If Periodic Income Payments are adjusted on a Periodic Income Payment Mode basis, then each subsequent Periodic Income Payment will be determined by dividing the Account Value as of the Valuation Date for the due date of a Periodic Income Payment by 1000 and multiplying this result by a applicable Annuity Factor.

If Periodic Income Payments are adjusted on a LevelPay basis, then each Periodic Income Payment due on the anniversary of the Initial Periodic Income Payment Date will be determined by dividing the Account Value as of the Valuation Date for that Periodic Income Payment by 1000 and multiplying this result by the applicable Annuity Factor.  Periodic Income Payments made between anniversaries of the Initial Periodic Income Payment Date will be equal to the Periodic Income Payment calculated as of the prior anniversary (this includes the Initial Periodic Income Payment Date), unless there is a Withdrawal.  If a Withdrawal is taken, the next Periodic Income Payment will be determined by dividing the Account Value as of the Valuation Date for that Periodic Income Payment by 1000 and multiplying this result by the applicable Annuity Factor.  Any subsequent Periodic Income Payments due after the Withdrawal and prior to the next anniversary of the Initial Periodic Income Payment Date will be equal to the Periodic Income Payment determined immediately following the Withdrawal.

At the end of the Access Period, any remaining Account Value will be applied to continue the Periodic Income Payment for the Lifetime Income Period.  There will no longer be an Account Value after the Access Period.

Effect of Death on Periodic Income Payments
Upon the death of an Owner, and upon an election to continue Periodic Income Payments in accordance with the Variable Annuity Death Benefit Rider, Periodic Income Payments will continue for the remainder of the Access Period and then, if there is a surviving Annuitant or Secondary Life, for the Lifetime Income Period.  In any event, if full payment of the Death Benefit is not made upon the death of the Owner, Periodic Income Payments will continue to be paid at least as rapidly as they were being distributed prior to such death.  If any Owner is a non-natural person, the death of the Annuitant or Secondary Life will be treated as the death of an Owner.

Upon notification to Us of the death of the Annuitant, and upon an election to continue Periodic Income Payments in accordance with the Death Benefit Rider, Periodic Income Payments will then continue for the remainder of the Access Period and then, if there is a surviving Secondary Life, for the Lifetime Income Period.  If there is not a surviving Secondary Life, an Access Period will be calculated as of the date of death to ensure that the Periodic Income Payments conform to Section 72 of the Internal Revenue Code (Code).

Upon notification to Us of the death of the Secondary Life, and upon an election to continue Periodic Income Payments in accordance with the Death Benefit Rider, Periodic Income Payments will continue for the remainder of the Access Period and then, if the Annuitant is still surviving, for the Lifetime Income Period.  If there is not a surviving Annuitant, an Access Period will be calculated as of the date of death to ensure that the Periodic Income Payments conform to Section 72 of the Code.

How to Change the Access Period
During the Access Period and subject to Our acceptance, the Owner may change the Access Period by Written Request once per Contract Year between the minimum (a 5-year period) and maximum (up to age 95 of the Owner).  A change to the Access Period will be effective on the next Periodic Income Commencement Date anniversary.  If the Access Period is changed, Periodic Income Payments after the effective date of the change will be adjusted accordingly.

The Lifetime Income Period

Periodic Income Payments from the Fixed Account during Lifetime Income Period

The first Periodic Income Payment from the Fixed Account following the end of the Access Period will be determined by first dividing the Account Value, if any, in the Fixed Account as of the last Valuation Date of the Access Period by 1000 and multiplying the result by the applicable Annuity Factor.

Each subsequent Periodic Income Payment from the Fixed Account will be determined by multiplying the prior modal Periodic Income Payment from the Fixed Account by ‘A’ divided by ‘B’, where

‘A’ is the ‘Interest Adjustment Factor’ of (1+i) raised to the power of n/365, with ‘i’ equal to an Annual Effective Rate of Interest not less than 0%, and ‘n’ equal to the number of days since the Valuation Date of the prior modal Periodic Income Payment, and

‘B’ is (1 + Assumed Investment Return) raised to the power of n/365, with ‘n’ equal to the number of days since the Valuation Date of the prior modal Periodic Income Payment.

Periodic Income Payments from the Variable Account during Lifetime Income Period

The first Periodic Income Payment from the Variable Account following the end of the Access Period will be determined by first dividing the Account Value in each Variable Subaccount as of the last Valuation Date of the Access Period by 1000 and multiplying the result by the applicable Annuity Factor.  The result for each Variable Subaccount will be divided by the Annuity Unit value for the respective Variable Subaccount as of the last Valuation Date of the Access Period to determine the initial number of Annuity Units per payment per Variable Subaccount for subsequent Periodic Income Payments.

Subsequent Periodic Income Payments will be determined by multiplying the resulting number of Annuity Units per payment per Variable Subaccount by the Annuity Unit value for the respective Variable Subaccount on the Valuation Date of each subsequent Periodic Income Payment, and summing the results.

The Annuity Unit value for any Valuation Period for any Variable Subaccount is determined by multiplying the Annuity Unit value for the immediately preceding Valuation Period by ‘C’ divided by ‘D’, where:

‘C’ is a Variable Subaccount’s Accumulation Unit value as of the end of the current Valuation Period divided by the Accumulation Unit value of the same Variable Subaccount as of the end of the immediately preceding Valuation Period, and

‘D’ is (1 + Assumed Investment Return) raised to the power of n/365, where ‘n’ is the number of days in the current Valuation Period.

Payments Adjusted on a Level Pay Basis during Lifetime Income Period

If Periodic Income Payments are adjusted annually but the Periodic Income Payment Mode is monthly (‘Level Pay’), then the Periodic Income Payments are calculated by first determining the amount that would be paid on an annual Periodic Income Payment Mode basis as described in the Periodic Income Payments from the Fixed Account during Lifetime Income Period and Periodic Income Payments from the Variable Account during Lifetime Income Period provisions above.

Any resulting annual amount determined under the Periodic Income Payments from the Variable Account during Lifetime Income Period provision is first transferred from the Variable Account to the General Account.  The annual amount(s) are then converted into modal Periodic Income Payments by dividing the annual amount by 1000 and multiplying by a one year annuity factor reflecting the age(s) and sex(es) of the Annuitant (and Secondary Life); the Periodic Income Payment Mode; an annual effective rate of interest not less than 0%; and the A2000 Individual Annuity Mortality Table, modified as stated in the table on page 8.

Effect of Death during the Lifetime Income Period
Upon the death of any Owner that is not an Annuitant or Secondary Life, the Periodic Income Payments will continue for as long as the Annuitant or the Secondary Life, if applicable, is living.

Upon the death of any Owner that is an Annuitant or Secondary Life, the provision below regarding the death of the Annuitant or Secondary Life will apply.

Upon the death of the Annuitant, if a Secondary Life was not designated or the Secondary Life is no longer surviving, the Periodic Income Payments will cease and the Contract and this rider will terminate.  If a Secondary Life was designated and is still surviving, the Periodic Income Payments may be suspended until the death claim is approved as described in the Contract.  Upon approval, a lump-sum payment for the value of any suspended payments, as of the date the death claim is approved, will be made and the Periodic Income Payments will continue for as long as the Secondary Life continues to live.

Upon the death of the Secondary Life, if the Annuitant is no longer surviving, the Periodic Income Payments will cease and the Contract and this rider will terminate.  If the Annuitant is still surviving the Periodic Income Payments may be suspended until the death claim is approved as described in the Contract.  Upon approval, a lump-sum payment for the value of any suspended payments, as of the date the death claim is approved, will be made and the Periodic Income Payments will continue for as long as the Annuitant continues to live.

Account Fee

While this rider is in effect, the Account Fee is waived on and after the Periodic Income Commencement Date.

Misstatement of Age and/or Sex

If the age and/or sex of the Annuitant and Secondary Life, if any, is misstated, then the benefits available under this rider will be those which would have been purchased using the correct age and/or sex. If We made any underpayments because of misstatement, We will pay the underpayments with interest at 1.00% per year. If We made any overpayments because of misstatement, We will charge overpayments with interest at 1.00% per year against the Periodic Income Payments falling due after the correction is made.

Purchase Payments

While this rider is in effect, the Owner may not make any Purchase Payments to the Contract after the Periodic Income Commencement Date.

Withdrawals

During the Access Period, an Owner (or the recipient of the rights of ownership if any Owner is deceased) may make Withdrawals of amounts up to the Surrender Value.  Withdrawals will be subject to the terms of the Withdrawal provisions and, if applicable, the Contingent Deferred Sales Charge and Interest Adjustment provisions of the Contract for Withdrawals occurring prior to the Annuity Commencement Date.

Withdrawals will immediately reduce the Account Value and will reduce subsequent Periodic Income Payments. Withdrawals are not allowed after the Access Period.

Surrenders

During the Access Period, an Owner (or the recipient of the rights of ownership if any Owner is deceased) may surrender the Contract for the Surrender Value.  Except as stated in this provision, a surrender of the Contract will be subject to the terms of the Surrender provisions and if applicable, the Contingent Deferred Sales Charge and Interest Adjustment provisions of the Contract which apply to surrenders taken prior to the Annuity Commencement Date.  If the Contract is surrendered, no further Periodic Income Payments will be made and the Contract and this rider will terminate.

Transfers

An Owner (or the recipient of the rights of ownership if any Owner is deceased) may direct a transfer between the Variable Subaccounts and/or the Fixed Account(s) of any portion of the Account Value, subject to the terms of the Transfer provisions which apply to transfers taken prior to the Annuity Commencement Date.

Transfers between the Variable Subaccounts during the Lifetime Income Period will result in the selling of Annuity Units from one Variable Subaccount and the purchase of Annuity Units from the other Variable Subaccount, at the current Annuity Unit values.  These Annuity Units will then represent the number of annuity units per payment from the Variable Subaccount.

Transfers from the Fixed Account to the Variable Account are not permitted after the Access Period.  Transfers from the Variable Account to the Fixed Account after the Access Period may occur only on the Valuation Date of a Periodic Income Payment.

Persistency Credits

Persistency Credits, if any, will be paid in to the Contract during the Access Period subject to the terms of the Persistency Credits provision of the Contract. Persistency Credits, if any, will terminate after the Access Period.

Waiver of Contingent Deferred Sales Charges

Contingent Deferred Sales Charges, if any, will be waived during the Access Period subject to the terms of the Waiver of Contingent Deferred Sales Charges section of the Contract for withdrawals taken prior to the Annuity Commencement Date.

General

Betterment of Rates Without Guaranteed Income Benefit
The annuity income for the Periodic Income Payment during the Lifetime Income Period will use the higher of the rates provided by this rider or the Annuity Purchase provisions in the Contract to which this rider is attached.

Betterment of Rates With Guaranteed Income Benefit
Prior to the start of the Lifetime Income Period, the Owner will be notified of an option to either a) continue the Variable Annuity Payment Option Rider or b) use the Annuity Purchase provisions in the Contract.  If b) is elected then the Guaranteed Income Benefit will terminate.  If the Owner does not respond within 60 days of the date the election notice is mailed then option a) will take effect.  However if option a) does take effect then the right to use the Annuity Purchase provisions in the Contract no longer applies.

Reports
After the Periodic Income Commencement Date, We will provide the Owner with a report at least once a year that will include a reconciliation of Periodic Income Payments paid for the prior period.

How to Terminate Periodic Income Payments
During the Access Period, the Owner may elect to terminate Periodic Income Payments under this rider by sending Written Notice to Us and this rider will terminate.  On the Valuation Date the termination of Periodic Income Payments is effective, the Account Value under this rider will be referred to as the Contract Value under the Contract.

Termination of this Rider
This rider will terminate on the first of any of the following events to occur:

1.           termination of the Contract to which this rider is attached; or
2.           upon the death of Annuitant with no surviving Secondary Life; or
3.           upon the death of the Secondary Life with no surviving Annuitant; or
4.           termination of the Periodic Income Payments by Written Request from the Owner.

Lincoln Life & Annuity Company of New York

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I4LA-NQ(8-10)                                                                     NY (Rev. 09-02)

Annuity Purchase Rates (Annuity Factors)
Under a Variable Annuity Payment Option Rider
With a 3.0% Assumed Investment Return
Single Life Annuities
Age	15 Year Access Period	20 Year Access Period	25 Year Access Period	30 Year Access Period
60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75	3.89 3.95 4.01 4.08 4.14 4.21 4.28 4.35 4.43 4.50 4.58 4.66 4.74 4.82 4.90 4.98	3.81 3.86 3.91 3.96 4.01 4.07 4.12 4.18 4.23 4.29 4.34 4.40 4.45 4.50 4.56 4.61	3.71 3.75 3.79 3.83 3.87 3.91 3.95 3.99 4.03 4.06 410 4.14 4.19 4.23 4.28 4.32	3.61 3.64 3.66 3.69 3.72 3.75 3.78 3.81 3.85 3.88 3.91 3.94 3.96 3.98 3.99 4.01
Joint And Full To Survivor Annuities
Joint Age	15 Year Access Period	20 Year Access Period	25 Year Access Period	30 Year Access Period
60 61 62 63 64 65 66 67 68 69 70 71 72 73 74 75	3.59 3.64 3.70 3.75 3.81 3.87 3.93 3.99 4.06 4.13 4.20 4.27 4.35 4.43 4.51 4.59	3.56 3.61 3.66 3.70 3.75 3.80 3.86 3.91 3.97 4.02 4.08 4.14 4.20 4.25 4.31 4.38	3.52 3.56 3.60 3.64 3.68 3.73 3.77 3.81 3.85 3.90 3.94 3.99 4.04 4.09 4.14 4.19	3.47 3.50 3.53 3.57 3.60 3.63 3.67 3.71 3.74 3.78 3.82 3.85 3.88 3.90 3.92 3.94

Age Adjustment Table
Year of Birth	Adjustment to Age	Year of Birth	Adjustment to Age
Before 1940	0	1970-1979	-4
1940-1949	-1	1980-1989	-5
1950-1959	-2	1990-1999	-6
1960-1969	-3	2000-2009	-7
		2010-2019	-8
Annuity 2000 Individual Annuity Mortality Table Female, Projected to 2025 and then Generation Projection Scale G.